MANAGEMENT’S DISCUSSION AND ANALYSIS

The following Management’s Discussion and Analysis (MD&A) is dated July 27, 2007 for the period ended March 31, 2007 and should be read in conjunction with the Company’s accompanying audited consolidated financial statements and notes for the years ended March 31, 2007 and 2006.

Forward Looking Statements

Certain disclosure in this MD&A contains forward-looking statements that involve risk and uncertainties. Such information, although considered reasonable by the Company at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated in the statements. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Such risks and uncertainties include, but are not limited to, risks associated with operations, loss of market, loss of oil and gas properties, regulatory matters, commodity price risk, environmental risks, industry competition, uncertainties as to the availability and cost of financing, risks in conducting foreign operations, potential delays or changes in plans with respect to exploration, development or capital expenditures.

Business

TAG Oil Ltd. is an independent Canadian oil and gas exploration company with international operations in the Taranaki and East Coast Basins of New Zealand. As of the date of this report, TAG holds interests in eleven petroleum permits in the commercially proven Taranaki Basin, one interest in the East Coast Basin and one permit interest in the Taranaki Basin that will be assigned to the Company upon completion of certain work. Taranaki is a lightly explored area with a good discovery rate and the interests in Taranaki cover 44,120 net acres. In addition, the Company’s interest in the East Coast Basin covers 159,213 net acres in the non- commercialized, but proven, prospective for oil and gas discovery.

Petroleum Property Acquisitions, Activities, Production and Capital Expenditures for the year ended March 31, 2007

During the year ended March 31, 2007 the Company incurred $40,552,473 worth of expenditures on its oil and gas properties of which $22,168,070 relates primarily to the acquisition of Cheal Petroleum Limited. This compares to $7,581,374 of expenditures during the 2006 fiscal year. The primary capital expenditures and activities during the year were as follows:

Cheal Petroleum Limited (100%): In June 2006, the Company to acquired all of the outstanding shares of Cheal

Petroleum Limited, PEP 38757 Limited and PEP 38758 Limited, all located in New Zealand. To complete the acquisition, the Company made a cash payment of $12.8 million, issued five million common shares from treasury and granted a 0.775% gross overriding royalty on PEP 38738-D. Cheal Petroleum holds 30.5% interest’s in the Cheal Oil Field (PMP 38156-S) and (PEP 38738-S) and 15.1% interest’s in the Cardiff Deep Gas Prospect (PMP 38156-D) and (PEP 38738-D). An independent, National Instrument 51-101 report on the petroleum and natrual gas reserves on PMP 38156-S dated as of March 31, 2007 assigned the Cheal Oil Field gross proved undeveloped reserves of 1,655,100 boe, gross probable reserves of 1,299,200 boe and gross possible reserves of 1,204,900 boe, of which the Company holds a 30.5% interest in these reserves. Boe is defined as the sum of the oil reserves, plus gas reserves divided by a factor of 6, plus the natural gas liquid reserves, all expressed in barrels.

PMP 38156-S: In addition to the acquisition costs noted above, $3,224,952 in costs were incurred by the Company during the 2007 fiscal year relating to drilling activities and $2,145,899 was spent on the Cheal oil field production facilities. The development plan for the Cheal oil field is expected to cost the Company a total of approximately $11.2 million and includes already completed work such as the four wells drilled on the Cheal B site and two workovers on wells located on the Cheal A site. In addition two more wells are scheduled to be drilled on the Cheal A site in late 2007 or early 2008 and the completion of the permanent production facilities is expected to be fully commissioned by August or September 2007. The Company believes that upon completion of the production facilities, and with the information available to the Company to the date of this report, daily gross production is expected to initially increase to 800 barrels per day with a further expectation that daily production will increase to 1,500 barrels of oil per day upon the successful drilling of the two development wells planned on the Cheal A site in coming months. The production facilities are capable of processing up to 2,000 barrels of oil and 2 million cubic feet of gas per day from a number of wells running in conjunction with each other on a jet pump with the ability to increase the facilities capacity, should reserves support additional production.

To the date of this report the four Cheal B wells that have been drilled were found to be oil bearing, with expectations that Cheal B-1, B-2 and B-3, subject to definitive testing, will be capable of commercial production and have had production casing run to allow for a continuous testing program that, as of the date of this report, is ongoing. The Cheal B-4 well is currently suspended and has had plugs set in anticipation of a potential whipstock operation in the future. The Cheal Oil Field has been in production using temporary facilities since July 2006 utilizing wells on both the Cheal A and B sites and together they have produced a total of 45,094 barrels of oil to March 31, 2007 and a total of 81,527 barrels of oil to June 30, 2007. TAG’s share of the oil produced is 30.5% .

PMP 38157 (25%): $8,644,599 of expenditures were made by the Company during the year relating materially to the drilling of the Radnor-1a well. The Radnor-1a well was operated by the Company and the Company paid 100% of the costs of the well. Gas inflow rates were considered sub-economic and the well data continues to be analyzed. At the date of this report the Company is preparing to complete the plugging and abandoning of the Radnor-1a well in order to complete the earning of its 25% interest in the permit and on-site production station. However, for the joint venture to maintain this permit in good standing with the Ministry of Economic Development in New Zealand, the joint venture is required to re-establish production on the permit before August 28, 2007. Based on this requirement and the results of the Radnor-1a well, the permit will likely expire unless an extension to the permit term is received. The Company does not expect to incur any material costs on the permit with the exception of those associated with plugging and abandoning Radnor-1a.

PEP 38758 (100%): $2,303,203 was incurred during the 2007 fiscal year relating to drilling, completing and testing the Mangamingi-1 well on the permit. Mangamingi-1 reached a total depth of 1,871 meters, was perforated and flowed natural gas to flare along with some formation water at uneconomical rates and as a result was plugged and abandoned.

PEP 38741 (45%): $777,331 was incurred by the Company consisting primarily of costs associated with the joint venture’s drilling of the Ratanui-1 well. After evaluating wireline and drilling data the joint venture plugged and abandoned the well.

The Company has the following commitments for Capital Expenditure at March 31, 2007:

Contractual Obligations	Total $	Less than One	More than One
		Year $	Year $
Long term debt	-	-	-
Operating leases	-	-	-
Purchase obligations	-	-	-
Other long-term obligations (1)	9,665,000	9,665,000	-
Total Contractual Obligations (2)	9,665,000	9,665,000	-

(1)

The Other Long Term Obligations that the Company has are in respect to the Company’s share of expected exploration and development permit obligations and/or commitments at the date of this report. The Company may choose to alter the program, relinquish certain permits or farm-out its interest in permits where practical.

(2)

The Company’s total commitments include those that are required to be incurred to maintain the permit in good standing during the current permit term, prior to the Company committing to the next stage of the permit term where additional expenditures would be required. In addition, costs are also included that relate to commitments the Company has made or are anticipated at the date of this report that are in addition to what is required to maintain the permit in good standing.

The Company’s commitments shown above totalling $9,665,000 include exploration and development activities. Certain exploration commitments exceed the exploration work required under the permit terms to maintain the permits in good standing and are subject to change as work is completed, results are received and whether the required services are available to the Company. The material commitment amounts for capital expenditure include:

PMP 38156-S (30.5%): $5,500,000 is currently commited to the permit relating to the remaining Cheal Oil Field Development Plan costs as described above.

PMP 38153 (15%): $1,125,000 has been budgeted to drill a well (“Kahili-2”) on this permit in the 2008 fiscal year. However at this time the Company awaits a definitive drilling plan from the operator of the permit.

PEP 38741 (45%): $900,000 has been budgeted to order long lead inventory items related to the drillng of the Waitoriki-1 well during the early part of the 2009 fiscal year. However at this time the Company awaits a definitive drilling plan from the operator of the permit.

PEP 38342 (100%): $850,000 is currently budgeted to drill the Ranui-1 well subject to the Ministry of Economic Development in New Zealand formally approving the Company’s application to farm-into the permit.

PMP 38156-D (15.1%): $825,000 is committed to intervening the Cardiff-2A well, testing the K3E sands and remodelling the economics of the Cardiff prospect.

PMP 38157 (25%): $425,000 is anticipated to be spent for the Company to pay 100% of the costs to plug and abandon the Radnor-1a well on this permit, subject to confirmation from the operator of the permit that after the plugging and abandoning operations have been completed, Ministry consent will be sought by the operator to formally recognize the Company’s 25% interest in the permit and associated production station. If this confirmation is not received from the operator of the permit or if the operator attempts to obstruct the Company’s plugging and abandoning operations, the Company may initiate legal action.

Selected Annual Financial Information

The following table summarizes selected annual information for the years ended March 31, 2007, 2006 and 2005.

	2007	2006	2005
Production revenue	$938,838	$-	$-
Net loss	(18,558,466)	(1,425,562)	(1,214,377)
Net loss per share	(0.22)	(0.04)	(0.09)
Working capital	13,650,792	17,843,233	6,010,158
Total assets	46,673,370	29,259,397	8,506,501
Long term debt	-	-	-
Shareholders equity	$40,133,830	$27,029,832	$7,960,080

Results of Operations

The Company recorded a net loss for the 2007 fiscal year of $18,558,466 ($0.22 per share) compared to a loss of $1,425,562 ($0.04 per share) for the same period last year. The significant increase in loss for the 2007 fiscal year related materially to a write-down of the Company’s property and equipment as a result of exploration and drilling results encountered on a number of the Company’s oil and gas properties throughtout the year as described above and as detailed in Note 4 of the accompanying audited financial statements.

The Company’s revenue for the year consisted of production revenue materially derived from the sale of oil from the Cheal oil field detailed above, totalling $938,838 (2006: Nil). The Company also received interest income of $841,569 compared to 399,684 of interest income being recorded for the same period last year. Interest income increased for the year when compared to the same period last year as a result of the Company’s higher working capital balances from the financing completed during the 2007 fiscal year.

The last three quarters of the 2007 fiscal year were the first periods in which the Company received oil revenue from the Cheal oil field production of 44,731 barrels sold (45,094 produced). Thus, for the 2007 fiscal year, the Company’s 30.5% share of oil sold and produced was 13,643 and 13,754, respectively. Subsequent to March 31, 2007 and up until June 30, 2007 the Cheal field produced an additional 36,433 barrels of oil (Net to TAG: 11,112 barrels). The Company’s share of production costs for the 2007 fiscal year amounted to $361,328 while depletion and royalties amounted to $324,022 and $43,425, respectively. The Company expects production costs per barrel to be reduced when the field development plan is completed allowing for production to become more consistent and efficient.

General and administrative (“G&A”) costs for the 2007 fiscal year increased to $2,066,665 from $1,404,864 last year primarily due to the Company’s increased activity levels related to the Company’s assets.

A comparative summary of the Company’s G&A costs for the two-years ending March 31, 2007 is as follows:

	2007	2006
Consulting fees	$73,457	$42,896
Directors fees	52,731	22,500
Filing, listing and transfer agent	72,567	117,549
Exploration and reports	72,748	3,693
Office and administration	120,742	131,028
Professional fees	232,388	121,270
Rent	51,416	40,280

Shareholder relations and communications	169,235	130,485
Travel	251,122	240,501
Wages	1,133,481	554,662
Overhead recoveries	(163,222)	-
	$2,066,665	$1,404,864

In addtion to the G&A costs above:

a. The Company recorded a foreign exchange gain for the year amounting to $134,530 compared to a foreign exchange gain of $62,080 last year. The foreign exchange gain is caused by fluctuations of both the U.S. and New Zealand dollar in comparison to the Canadian dollar.

b. The Company recorded stock option compensation costs of $107,782 for the 2007 fiscal year (2006: $123,829) relating to the amortization of the fair value compensation cost of stock options granted during the year. In fiscal years prior to 2007, the Company expensed the total cost of the fair value of granted stock options in the year that they were granted. In the 2007 fiscal year, the Company began amortizing the total cost of the fair value of granted stock options over the vesting periods of the options.

c. During the 2007 fiscal year the Company relinquished exploration permits PEP 38732, PEP 38736, PEP 38744, PEP 38766, PEP 38767, PEP 38258 in New Zealand and wrote-off $564,509 in capitalized costs associated with these permits after analysing exploration data acquired and/or interpreted on each permit during the 2007 fiscal year. As part of the 2007 fiscal year end review process, the Company also chose to write-off $16,682,142 in costs primarily relating to PMP 38157, PEP 38256, PEP 38260, PEP 38341, PEP 38745, PEP 38751, PEP 38757 and PEP 38758 as these permits were either relinquished subsequent to year-end or the Company has deemed it unlikely, based on data available to the Company, that the costs associated with the permits will be recovered.

d. During the 2007 fiscal year, the Company also wrote-down inventory by $209,959 to recognize its net realizable value.

Summary of Quarterly Information

	2007
	Q4	Q3	Q2	Q1
	$	$	$	$
Total Revenue	366,611	337,311	234,916	-
General and
administrative	(741,455)	(430,745)	(432,661)	(461,804)
Foreign
Exchange	47,086	634,690	(130,172)	(417,074)
Stock option
compensation	(23,838)	(39,219)	(38,207)	(6,518)
Other	(15,992,555)	(1,273,535)	(356,198)	164,901
Net loss	(16,344,151)	(771,498)	(722,322)	(720,495)
Basic loss per	(0.19)	(0.01)	(0.01)	(0.01)
share

2006
	Q4	Q3	Q2	Q1
	$	$	$	$

Total Revenue	-	-	-	-

General and
administrative	(443,804)	(402,270)	(284,300)	(274,490)
Foreign	292,651	(5,562)	(292,895)	67,886
Exchange
Stock option
compensation	-	(91,500)	(12,355)	(19,974)
Other	(89,676)	144,315	(38,330)	24,742
Net loss	(240,829)	(355,017)	(627,880)	(201,836)
Basic loss per	(0.00)	(0.01)	(0.02)	(0.01)
share

Fourth Quarter 2007 Results
The Company’s net loss for the quarter ended March 31, 2007 amounted to $16,344,151 (2006: $240,829) primarily as a result of fourth quarter write-downs of certain oil and gas properties totaling $15,601,080 as described above and as detailed in Note 4 of the accompanying audited consolidated financial statements. The Company also recorded G&A for the quarter totalling $741,455 (2006: $443,804) which was significantly higher than the previous three quarters because the Company incurred higher legal and wage costs during the quarter with the increase in wages resulting from severance and wage costs related to the termination of two operational staff members, annual performance review compensation and the hiring of the Company’s petroleum engineer and staff geologist in November 2006 and February 2007, respectively. The Company also recorded a write-down of inventory in the fourth quarter (2006: Nil) as detailed above.

The Company’s revenue for the quarter ended March 31, 2007 consisted of production revenue of $366,611 (2006: Nil) derived from the Company’s 30.5% share of the 15,889 barrels of oil sold (16,252 barrels of oil produced) from the Cheal oil field totaling. The Company also received interest income of $174,107 (2006: $183,814) for the quarter. The Company’s share of production costs for the fourth quarter of the 2007 fiscal year amounted to $118,245 (2006: Nil) while depletion, depreciation and royalties amounted to $215,945 (2006: $2,485).

During the quarter ended March 31, 2007 the Company incurred $3,950,107 worth of expenditures on its oil and gas properties relating primarily to development activity on PMP 38156-S and exploration activity on PEP 38758, PEP 38741 and PMP 38157 all of which is described above and in Note 4 of the accompanying audited consolidated financial statements. This compares to $5,028,933 of exploration expenditures during the comparable quarter last year.

Liquidity and Capital Resources
The Company began the 2007 fiscal year with 46,631,081 common shares issued and outstanding. During the first quarter ended June 30, 2006 the Company completed a private placement financing consisting of 40,000,000 shares at a price of $0.75 per share for net proceeds of $28,054,682. The Company also issued 5,000,000 common shares as part of the acquisition of Cheal Petroleum Limited, PEP 38757 Limited and PEP 38758 Limited. Please refer to Notes 3 and 6 of the accompanying audited consolidated financial statements for more information.

The Company ended the 2007 fiscal year with $13,425,795 in cash and cash equivalents and $13,650,792 in working capital. This compares to $18,753,695 in cash and cash equivalents and $17,843,233 in working capital for the year ended March 31, 2006. The Company is adequately funded to meet its capital and ongoing requirements for the next twelve months based on the current exploration and development programs. Additional material commitments, changes to exploration or development plans or acquisitions by the Company may require a source of additional financing.

Off-Balance Sheet Arrangements and Proposed Transactions
The Company has no off-balance sheet arrangements or proposed transactions.

Related Party Transactions
The Company was not involved in any related party transaction during the year ended March 31, 2007 outside of paying wages, directors fees and issuing incentive stock options as disclosed in this report and in the accompanying audited consolidated financial statements.

Other Item
As approved by Shareholders at the Company’s annual and special meeting held on September 22, 2006, the Company, on October 12, 2006, continued from the legal jurisdiction of the Yukon Territory to that of the Province of British Columbia and adopted a new set of articles appropriate to British Columbia.

Subsequent Events
On July 11, 2007 the Company accepted an out-of court settlement offer from Green Gate Ltd. with repsect to the dispute over PEP 38260 and the Kate prospect.

On July 20, 2007, Peter Loretto and Paul Infuso resigned as Directors of the Company and were replaced by Dan Brown and Pino Perone.

Recent Accounting Pronouncements - Comprehensive Income, Financial Instruments and Hedges
The Canadian Institiute of Chartered Accountants (“CICA”) issued new standards for Comprehensive Income (CICA 1530), Financial Instruments (CICA 3855) and Hedges (CICA 3865), that become effective for interim and annual financial statements for the Company’s fiscal year end 2008. The new standards bring Canadian rules into line with current rules in the United States. The standards will introduce the concept of Comprehensive Income” to Canadian GAAP and will require that an enterprise: a) classify items of comprehensive income by their nature in the financial statements and b) display the accumulated balance of comprehensive income seperately from retained earnings and additional paid-in capital in the equity section of the statement of financial position. Derivative contracts will be carried on the balance sheet at their mark-to-market value, with any change in value flowing to either net income or comprehensive income. Gains and losses on instruments that are identified as hedges will flow initially to comprehensive income and be brought into net income at the time the underlying hedged item is settled. Any instruments that do not qualify for hedge accounting treatment will be marked-to-market with the tax-effected adjustment flowing through the income statement.

We do not anticipate these standards to have a significant impact on our financial statements.

Disclosure Controls and Procedures
Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed is recorded, processed, summarized and reported within the time periods specified by securities regulations and that information required to be disclosed is accumulated and communicated to management.

The Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures and have concluded that they are adequate and effective to ensure accurrate and complete disclosure.

Internal Control Over Financial Reporting
The Company’s Chief Executive Officer and Chief Financial Officer are responsible for designing internal controls over financial reporting or causing them to be designed under their supervision. Such controls are intended to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accountiung principles.

Management has designed and documented internal controls over financial reporting as at March 31, 2007. The Company has knowledgeable and competent accounting staff to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements. The relatively small number of staff makes the identification and authorization process relatively efficient and, during management’s review of the design of internal control over financial reporting, it was noted that, due to limited number of staff, it is not entirely feasible to achieve optimum segregation of incompatible duties. Management is also aware that in-house expertise to deal with complex taxation, accounting and reporting issues may not be sufficient so the Company utilizes outside professional advisors on taxation, new accounting pronouncements and complex accounting and reporting issues where it feels it is necessary to do so, which is common in companies of similar size. These identified weaknesses may result in the possiblility that a material misstatement may not be detected or prevented. Management and the Board of Directors work to mitigate risks of material misstatement through review and approval of material activities relating to the Company and the Company’s Chief Executive Officer and Chief Financial Officer have concluded that the internal controls over financial reporting have been designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting.

Business Risks and Uncertainties
The Company, like all companies in the international oil and gas sector, is exposed to a variety of risks which include title to oil and gas interests, the uncertainty of finding and acquiring reserves, funding and developing those reserves and finding storage and markets for them. In addition there are commodity price fluctuations, interest and exchange rate changes and changes in government regulations. The oil and gas industry is intensely competitive and the Company must compete against companies that have larger technical and financial resources. The Company works to mitigate these risks by evaluating opportunities for acceptable funding, considering farm-out opportunities that are available to the Company, operating in politically stable countries, aligning itself with joint venture partners with significant international experience and by employing highly skilled personnel. The Company also maintains a corporate insurance program consistent with industry practice to protect against losses due to accidental destruction of assets, well blowouts and other operating accidents and disruptions. The oil and gas industry is subject to extensive and varying environmental regulations imposed by governments relating to the protection of the environment and the Company is committed to operate safely and in an envoironmentally sensitive manner in all operations.

Additional information relating to the Company is available on www.sedar.com.

CORPORATE INFORMATION

BANKER
DIRECTORS AND OFFICERS	Bank of Montreal
Drew Cadenhead	Vancouver, British Columbia
President, CEO and Director
New Plymouth, New Zealand	LEGAL COUNSEL
Blake, Cassels & Graydon LLP
Garth Johnson	Vancouver, British Columbia
Secretary, CFO and Director
Vancouver, British Columbia	Chapman Tripp
Wellington, New Zealand
David Bennett
Director	AUDITORS
Wellington, New Zealand	De Visser Gray
Chartered Accountants
Dan Brown	Vancouver, British Columbia
Director
Vancouver, British Columbia	REGISTRAR AND TRANSFER AGENT
Computershare Investor Services Inc.
Pino Perone	100 University Avenue, 9th Floor
Director	Toronto, Ontario
Vancouver, British Columbia	Canada M5J 2Y1
Telephone: 1-800-564-6253
CORPORATE OFFICE	Facsimilie: 1-604-661-9480
Suite 1407, 1050 Burrard Street
Vancouver, British Columbia	ANNUAL GENERAL MEETING
Canada V6Z 2S3	The Annual General Meeting will be held
Telephone: 1-604-609-3350	on October 5, 2007 at 10:00am at the
Facsimile: 1-604-682-1174	offices of Blake, Cassels & Graydon LLP
located at Suite 2600, 595 Burrard Street
REGIONAL EXPLORATION OFFICE	Vancouver, B.C. V7X 1L3
117 Powderham Street
New Plymouth, New Zealand	SHARE LISTING
TSX Venture Exchange
SUBSIDIARIES	Trading Symbol: TAO
TAG Oil (NZ) Limited	OTC Bulletin Board
TAG Oil (Canterbury) Limited	Trading Symbol: TAGOF
Cheal Petroleum Limited
WEBSITE
SHAREHOLDER RELATIONS	www.tagoil.com
Telephone: 604-609-3350
Email: info@tagoil.com

SHARE CAPITAL
At July 27, 2007 there were
91,631,081 shares issued and outstanding.
Fully diluted: 93,116,081 shares